The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 29, 2022

Citigroup Global Markets Holdings Inc.	August , 2022 Medium-Term Senior Notes, Series N Pricing Supplement No. 2022—USNCH13312 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-255302 and 333-255302-03

Callable SOFR CMS Spread Range Accrual Notes Due February 4, 2024

▪	Variable coupon. Contingent interest will accrue on the notes during each accrual period as described below, but only for each elapsed day during that accrual period on which the accrual condition is satisfied. The accrual condition will be satisfied on an elapsed day only if the SOFR CMS spread on that day is greater than or equal to the SOFR CMS spread barrier (meaning that SOFR CMS30 is greater than or equal to SOFR CMS2 or is less than SOFR CMS2 by not more than 0.50%). The notes may pay low or no interest for extended periods of time or even throughout the entire term of the notes.

▪	Call right. We have the right to call the notes for mandatory redemption on any coupon payment date beginning approximately one year after the issue date.

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
SOFR CMS spread:	On any day, the 30-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS30”) minus the 2-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS2”) on that day. SOFR CMS30 and SOFR CMS2 are each referred to as a “USD SOFR ICE swap rate.” See “Additional Terms of the Notes” and “Information About SOFR, the USD SOFR ICE Swap Rates and the SOFR CMS Spread” in this pricing supplement.
Pricing date:	August 2, 2022
Issue date:	August 4, 2022
Maturity date:	Unless earlier redeemed, February 4, 2024
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Coupon payments:	On each coupon payment date, you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:
contingent rate per annum ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period

Each coupon payment per note will be equal to (i) $1,000 multiplied by the applicable variable coupon rate per annum multiplied by (ii) day count fraction.

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0%.

Contingent rate:	4.75% per annum
SOFR CMS spread barrier:	-0.50%
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee(3)	Proceeds to issuer(4)
Per note:	$1,000	$2.50	$997.50
Total:	$	$	$

(Key Terms continued on next page)

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be between $970 and $990 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The issue price for eligible institutional investors and investors purchasing the notes in fee-based advisory accounts will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, that the issue price for such investors will not be less than $997.50 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession or underwriting fee with respect to such sales as described in footnote (3) below. See “Supplemental Plan of Distribution” in this pricing supplement.

(3) CGMI will receive an underwriting fee of up to $2.50 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $2.50 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI.  Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts.  The per note underwriting fee in the table above represents the maximum underwriting fee payable per note.  The total underwriting fee and proceeds to issuer in the table above give effect to the actual total proceeds to issuer. You should refer to “Risk Factors” and “Supplemental Plan of Distribution” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(4) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-5.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the accompanying product supplement, prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Product Supplement No. IE-06-07 dated May 11, 2021        Prospectus Supplement and Prospectus each dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (CONTINUED)
Coupon payment dates:	The 4th day of each February, May, August and November, beginning in November 2022, provided that the final coupon payment date will be the maturity date (or the earlier date on which we redeem the notes, if applicable). If any coupon payment date is not a business day, the coupon payment due on that date will be paid on the next succeeding business day, and no interest will accrue as a result of any delay in payment.
Day count fraction:	30E/360 (ISDA). See “Additional Terms of the Notes—Day Count Fraction” in this pricing supplement for more information.
Accrual period:	For each coupon payment date, the period from and including the immediately preceding coupon payment date (or the issue date in the case of the first coupon payment date) to but excluding such coupon payment date
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:	The accrual condition will be satisfied on an elapsed day if, and only if, the SOFR CMS spread is greater than or equal to the SOFR CMS spread barrier on that elapsed day. For purposes of determining whether the accrual condition is satisfied on any elapsed day, if that elapsed day is not a U.S. government securities business day, SOFR CMS30 and SOFR CMS2 (each, a “SOFR CMS rate”) will be assumed to be the same as on the immediately preceding U.S. government securities business day (subject to the discussion in the section “Additional Terms of the Notes—Discontinuance of a USD SOFR ICE Swap Rate” in this pricing supplement). In addition, for all elapsed days from and including the fifth-to-last day that is a U.S. government securities business day in an accrual period to and including the last elapsed day of that accrual period, the SOFR CMS rates will not be observed and will be assumed to be the same as on the U.S. government securities business day immediately preceding such unobserved days.
Early redemption:	We have the right to redeem the notes, in whole and not in part, on any coupon payment date on or after August 4, 2023 upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any.
CUSIP / ISIN:	17330PVX4 / US17330PVX40

Additional Information

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement. For provisions related to the SOFR CMS rates, see “Additional Terms of the Notes” in this pricing supplement.

Citigroup Global Markets Holdings Inc.

Hypothetical Examples

The table below presents examples of the hypothetical variable coupon rate and hypothetical variable coupon payments based on the number of accrual days in a particular accrual period. For illustrative purposes only, the table assumes an accrual period that contains 90 elapsed days and that the notes have not previously been redeemed. The actual coupon payment for any coupon payment date will depend on the actual number of accrual days and elapsed days during the related accrual period. The variable coupon rate for each accrual period will apply only to that accrual period. The figures below have been rounded for ease of analysis.

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Variable Coupon Rate per Annum**	Hypothetical Variable Coupon Payment per Note***
0	0.000%	$0.000
1	0.053%	$0.132
10	0.528%	$1.319
15	0.792%	$1.979
20	1.056%	$2.639
25	1.319%	$3.299
30	1.583%	$3.958
35	1.847%	$4.618
40	2.111%	$5.278
45	2.375%	$5.938
50	2.639%	$6.597
55	2.903%	$7.257
60	3.167%	$7.917
65	3.431%	$8.576
70	3.694%	$9.236
75	3.958%	$9.896
80	4.222%	$10.556
85	4.486%	$11.215
90	4.750%	$11.875

_______________________________

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the SOFR CMS spread is greater than or equal to the SOFR CMS spread barrier on that elapsed day)

** The hypothetical variable coupon rate per annum is equal to (i) the contingent rate per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period, divided by (b) 90

*** The hypothetical variable coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum, multiplied by (ii) day count fraction

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the relationship between SOFR CMS30 and SOFR CMS2. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	The notes offer a variable coupon rate and you may not receive any coupon payment on one or more coupon payment dates. Any variable coupon payment you receive will be paid at a per annum rate equal to the contingent rate for the applicable coupon payment date only if the accrual condition is satisfied on each elapsed day during the related accrual period. The accrual condition will be satisfied on any elapsed day only if the SOFR CMS spread is greater than or equal to the SOFR CMS spread barrier on that elapsed day. If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be paid at a rate that is less, and possibly significantly less, than the contingent rate. If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be made on the related coupon payment date. Accordingly, there can be no assurance that you will receive a variable coupon payment on any coupon payment date or that any variable coupon payment you do receive will be calculated at the full contingent rate. Thus, the notes are not a suitable investment for investors who require regular fixed income payments.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The notes will be subject to risks associated with the SOFR CMS spread. If the SOFR CMS spread is less than the SOFR CMS spread barrier on any elapsed day, no interest will accrue on the notes on that elapsed day. If the SOFR CMS spread is less than the SOFR CMS spread barrier on each elapsed day during an accrual period, the accrual condition will not be satisfied on any elapsed day during that accrual period, and you will receive no coupon payment on the related coupon payment date.

The accrual condition will not depend on the absolute level of either SOFR CMS30 or SOFR CMS2, but rather on the relationship between SOFR CMS30 and SOFR CMS2—specifically, whether SOFR CMS30 is not less than SOFR CMS2 by more than 0.50%. Many factors affect SOFR CMS30 and SOFR CMS2, such that future values of SOFR CMS30 and SOFR CMS2 and their relationship are impossible to predict. If SOFR CMS30 is consistently less than SOFR CMS2 by more than 0.50%, the SOFR CMS spread will be less than the SOFR CMS spread barrier and no interest will accrue on the notes.

Although there is no single factor that determines the SOFR CMS spread, the spread between longer- and shorter-term interest rates has historically tended to fall when short-term interest rates rise. As with USD SOFR ICE swap rates, short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the SOFR CMS spread, possibly to a level that is below the SOFR CMS spread barrier. It is important to understand that, although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the SOFR CMS spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. Another circumstance when the spread between longer- and shorter-term interest rates has historically tended to fall and become negative is when the market expects an economic recession. Accordingly, another significant risk assumed by investors in the notes is that the market may anticipate a recession or that there may be a recession.

▪	The notes may be called for mandatory redemption at our option prior to maturity, which limits your ability to receive variable coupon payments. In determining whether to redeem the notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the notes in the future. If we call the notes for mandatory redemption, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to redeem the notes at a time when the SOFR CMS spread is performing favorably from your perspective and when we expect it to continue to do so. Accordingly, the redemption feature of the notes is likely to limit the benefits you receive from the variable coupon payments. If we exercise our redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk. Alternatively, if the SOFR CMS spread is performing unfavorably from your

Citigroup Global Markets Holdings Inc.

perspective or when we expect it to do so in the future, we are less likely to call the notes, so that you may continue to hold notes paying below-market or no interest for an extended period of time.

▪	The SOFR CMS rates will not be observed on certain days and will be assumed to be the same as on earlier days, which will cause certain days to have a greater weight in determining the variable coupon rate. With respect to an elapsed day that is not a U.S. government securities business day, each SOFR CMS rate will be deemed to be the same as on the immediately preceding U.S. government securities business day. In addition, for all elapsed days from and including the fifth-to-last day that is a U.S. government securities business day in an accrual period to and including the last elapsed day of that accrual period, the SOFR CMS rates will not be observed and will be assumed to be the same as on the U.S. government securities business day immediately preceding such unobserved days. The relative weighting of the applicable preceding U.S. government securities business day will be magnified for purposes of determining whether such elapsed day qualifies as an accrual day. Under these circumstances, if the applicable preceding elapsed day is not an accrual day, each successive day on which the SOFR CMS rates are not observed will also not qualify as an accrual day. As a result, to the extent that such preceding U.S. government securities business day is not an accrual day, such preceding U.S. government securities business day will have a greater weight in determining the number of accrual days during an accrual period. This could adversely affect the amount of any variable coupon payment.

▪	You may not be adequately compensated for assuming the risks of the notes. The variable coupon payments you receive on the notes, if any, are the compensation you receive for assuming the risks of the notes, including interest rate risk, the risk that we may call the notes and our and Citigroup Inc.’s credit risk. That compensation is effectively “at risk” and may, therefore, be less than you currently anticipate. The actual yield you realize on the notes could be lower than you anticipate because the coupon payments are variable and you may not receive any variable coupon payment. If the risks of the notes increase or are otherwise greater than you currently anticipate, the coupon payments may turn out to be inadequate to compensate you for all the risks of the notes.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the SOFR CMS spread and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our

Citigroup Global Markets Holdings Inc.

internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the SOFR CMS spread and a number of other factors, including expectations of future values of the SOFR CMS spread, interest rates generally, the time remaining to maturity of the notes and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the levels of the SOFR CMS spread may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	The relationship between SOFR CMS30 and SOFR CMS2 may be different than the relationship between USD SOFR ICE swap rates of different maturities. The accrual condition may be less likely to be satisfied than it would be if it were based on a USD SOFR ICE swap rate with a longer maturity than 30 years or a shorter maturity than 2 years.

▪	SOFR CMS30 and SOFR CMS2 will be affected by a number of factors and may be highly volatile. SOFR CMS30 and SOFR CMS2 are influenced by many factors, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates;

•	current market expectations about inflation;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	supply and demand for overnight U.S. Treasury repurchase agreements; and

•	general credit and economic conditions in global markets, and particularly in the United States.

As a result of these factors, SOFR CMS30 and SOFR CMS2 may be highly volatile. Because SOFR CMS30 and SOFR CMS2 are market rates and are influenced by many factors, it is impossible to predict the future values of SOFR CMS30 and SOFR CMS2.

The SOFR CMS spread will be influenced by a number of complex economic factors, including those that affect SOFR CMS rates generally. However, the SOFR CMS spread depends not on how the relevant economic factors affect any one USD SOFR ICE swap rate or even USD SOFR ICE swap rates generally, but rather on how those factors affect USD SOFR ICE swap rates of different maturities (i.e., SOFR CMS30 and SOFR CMS2) differently.

▪	The USD SOFR ICE swap rates and SOFR have limited histories and future performance cannot be predicted based on historical performance. The publication of the USD SOFR ICE swap rates began in November 2021, and, therefore, have a limited history. ICE Benchmark Administration Limited (“IBA”) launched the USD SOFR ICE swap rates for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the USD LIBOR-based swap rates will have no bearing on the performance of SOFR or the USD SOFR ICE swap rates. In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the USD SOFR ICE swap rates and SOFR cannot be predicted based on the limited historical performance. The levels of USD SOFR ICE swap rates and SOFR during the term of the notes may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in

Citigroup Global Markets Holdings Inc.

the behavior of market variables and their relation to USD SOFR ICE swap rates and SOFR, such as correlations, may change in the future. While some pre-publication historical data for SOFR has been released by the Federal Reserve Bank of New York (the “NY Federal Reserve”), production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations. No future performance of USD SOFR ICE swap rates or SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of USD SOFR ICE swap rates or SOFR. Changes in the levels of SOFR will affect USD SOFR ICE swap rates and, therefore, the return on the notes and the value of the notes, but it is impossible to predict whether such levels will rise or fall.

▪	A lack of input data may impact IBA’s ability to calculate and publish the USD SOFR ICE swap rates. The input data for the USD SOFR ICE swap rates is based on swaps referencing SOFR as the floating leg. The USD SOFR ICE swap rates are dependent on receiving sufficient eligible input data, from the trading venue sources identified by IBA in accordance with the “Waterfall” methodology for each USD SOFR ICE swap rate. The ability of the applicable trading venues to provide sufficient eligible input data in accordance with the Waterfall methodology depends on, among other things, there being a liquid market in swap contracts referencing SOFR on such trading venues, which in turn depends, among other things, on there being a liquid market in loans, floating rate notes and other financial contracts referencing SOFR. Because SOFR’s use as a reference rate for financial contracts began relatively recently and the related market for SOFR-based swaps is relatively new, there is limited information on which to assess potential future liquidity in SOFR-based swap markets or in the market for SOFR-based financial contracts more generally. If the market for SOFR-based swap contracts is not sufficiently liquid, or if the liquidity in such market proves to be volatile, this could result in the inability of IBA to calculate a USD SOFR ICE swap rate, which could adversely affect the return on and value of the notes and the price at which you are able to sell the notes in the secondary market, if any. In addition, if SOFR does not maintain market acceptance for use as a reference rate for U.S. dollar denominated financial contracts, uncertainty about SOFR may adversely affect the return on and the value of the notes.

▪	The USD SOFR ICE swap rates may be determined by the calculation agent in good faith using its reasonable judgment. If, on any date of determination, a USD SOFR ICE swap rate is not published (subject to a discontinuance as described below), then the applicable USD SOFR ICE swap rate on that day will be determined by the calculation agent in good faith and using its reasonable judgment. A USD SOFR ICE swap rate determined in this manner and used in the determination of any amounts payable on the notes may be different from the USD SOFR ICE swap rate that would have been published by the administrator of the USD SOFR ICE swap rate.

▪	The manner in which USD SOFR ICE swap rates are calculated may change in the future. The method by which USD SOFR ICE swap rates are calculated may change in the future, as a result of governmental actions, actions by the publisher of USD SOFR ICE swap rates or otherwise. We cannot predict whether the method by which USD SOFR ICE swap rates are calculated will change or what the impact of any such change might be. Any such change could affect USD SOFR ICE swap rates in a way that has a significant adverse effect on the notes.

▪	Our offering of the notes is not a recommendation of the SOFR CMS spread. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the SOFR CMS spread is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in instruments related to the SOFR CMS spread, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the SOFR CMS spread. These and other activities of our affiliates may affect the SOFR CMS spread in a way that has a negative impact on your interests as a holder of the notes.

▪	USD SOFR ICE swap rates may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions directly in the interest rate swaps that are used to determine USD SOFR ICE swap rates and other financial instruments related to such interest rate swaps and may adjust such positions during the term of the notes. Our affiliates also trade the interest rate swaps that are used to determine USD SOFR ICE swap rates and other financial instruments related to such interest rate swaps on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect USD SOFR ICE swap rates in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect any coupon payment owed on the notes. Such judgments could include, among other things, determining a USD SOFR ICE swap rate under the circumstances described herein, selecting a successor rate if a USD SOFR ICE swap rate is discontinued and, if no successor rate is selected, calculating the applicable USD SOFR ICE swap rate in good faith and using its reasonable judgment. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any coupon payment owed to you under the notes.

Citigroup Global Markets Holdings Inc.

Additional Terms of the Notes

General

The description of the notes in this pricing supplement supplements and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying product supplement, prospectus supplement and prospectus. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes.

Determination of a USD SOFR ICE Swap Rate

A USD SOFR ICE swap rate of a given maturity on any date of determination is the swap rate for a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction with that maturity as published by the administrator of the USD SOFR ICE swap rate as of 11:00 a.m. (New York City time) on that date of determination. If the applicable USD SOFR ICE swap rate is not published on any U.S. government securities business day on which such rate is required (subject to “—Discontinuance of a USD SOFR ICE Swap Rate” below), then the applicable USD SOFR ICE swap rate for that date will be determined by the calculation agent in good faith and using its reasonable judgment.

In a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction, one party pays a fixed rate (the “swap rate”) and the other pays a floating rate based on the secured overnight financing rate (“SOFR”) compounded in arrears for twelve months using standard market conventions. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For more information about SOFR, see “About SOFR” in this pricing supplement.

IBA is the current administrator of the USD SOFR ICE swap rate. According to publicly available information (which we have not independently verified), IBA currently determines the USD SOFR ICE swap rate based on a “waterfall” methodology using eligible input data in respect of SOFR-linked interest rate swaps. The first level of the waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the waterfall, then the third level of the waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate a rate. Where it is not possible to calculate a USD SOFR ICE swap rate at Level 1, Level 2 or Level 3 of the waterfall on a given date, then the USD SOFR ICE swap rate will not be published for that date.

A “U.S. government securities business day” means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Discontinuance of a USD SOFR ICE Swap Rate

If the calculation and publication of a USD SOFR ICE swap rate is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the applicable USD SOFR ICE swap rate, and the calculation agent may deem that rate (the “successor rate”) to be the applicable USD SOFR ICE swap rate. Upon the selection of any successor rate by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original USD SOFR ICE swap rate will no longer be deemed to refer to the original USD SOFR ICE swap rate and will be deemed instead to refer to that successor rate for all purposes. In such event, the calculation agent will make such adjustments, if any, to any value of the applicable USD SOFR ICE swap rate that is used for purposes of the notes and to any other terms of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of a USD SOFR ICE swap rate is permanently canceled and no successor rate is chosen as described above, then the calculation agent will calculate the value of the applicable USD SOFR ICE swap rate on each subsequent date of determination in good faith and using its reasonable judgment. Such value, as calculated by the calculation agent, will be the relevant USD SOFR ICE swap rate for all purposes.

Notwithstanding these alternative arrangements, the cancellation of a USD SOFR ICE swap rate may adversely affect payments on, and the value of, the notes.

Day Count Fraction

Notwithstanding anything to the contrary in the accompanying product supplement, each coupon payment per note will be equal to (i) $1,000 multiplied by the applicable variable coupon rate per annum multiplied by (ii) Day Count Fraction, where Day Count Fraction will be calculated based on the following formula:

 where:

Citigroup Global Markets Holdings Inc.

“Y1” is the year, expressed as a number, in which the first day of the interest calculation period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest calculation period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest calculation period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest calculation period falls;

“D1” is the first calendar day, expressed as a number, of the interest calculation period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest calculation period, unless (i) that day is the last day of February but not the maturity date or (ii) such number would be 31, in which case D2 will be 30.

For purposes of the above formula, the “interest calculation period” with respect to any coupon payment date is the period from, and including, the immediately preceding coupon payment date (or, in the case of the first coupon payment date, the issue date) to, but excluding, the current coupon payment date.

Calculation Agent

The “calculation agent” for the notes is our affiliate, Citibank, N.A., or any successor appointed by us. The calculation agent will make the determinations specified in this pricing supplement. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. The calculation agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

Citigroup Global Markets Holdings Inc.

Information About SOFR, the USD SOFR ICE Swap Rates and the SOFR CMS Spread

SOFR

SOFR is published by the NY Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The NY Federal Reserve reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by the NY Federal Reserve to remove a portion of the foregoing transactions considered to be “specials”. According to the NY Federal Reserve, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The NY Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The NY Federal Reserve notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

The NY Federal Reserve currently publishes SOFR daily on its website. The NY Federal Reserve states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that the NY Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

The USD SOFR ICE Swap Rates

A USD SOFR ICE swap rate for a given maturity is the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. Dollar interest rate swap transaction with the given maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis.

Many complex economic factors may influence USD SOFR ICE swap rates, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates;

•	current market expectations about inflation;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	supply and demand for overnight U.S. Treasury repurchase agreements; and

•	general credit and economic conditions in global markets, and particularly in the United States.

Because USD SOFR ICE swap rates are market rates and are influenced by many factors, it is impossible to predict the future value of any USD SOFR ICE swap rate.

The SOFR CMS Spread

The “SOFR CMS spread” on any day is equal to the 30-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS30”) minus the 2-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS2”) on that day. We refer to each of SOFR CMS30 and SOFR CMS2 as a “USD SOFR ICE swap rate”.

The accrual condition is based on the SOFR CMS spread, not on the absolute level of either SOFR CMS30 or SOFR CMS2. In other words, whether the accrual condition is satisfied on a given elapsed day will depend on the relationship between SOFR CMS30 and SOFR CMS2—specifically, whether SOFR CMS30 is greater than or equal to SOFR CMS2 or is less than SOFR CMS2 by not more than 0.50% (which would result in the SOFR CMS spread being greater than or equal to the SOFR CMS spread barrier). If the SOFR CMS spread is less than the SOFR CMS spread barrier on a given elapsed day, the accrual condition will not be satisfied and interest will not accrue on the notes on that elapsed day.

The SOFR CMS spread is a measure of the difference, or spread, between two USD SOFR ICE swap rates of different maturities. The spread between two USD SOFR ICE swap rates of different maturities may be affected by numerous complex economic factors. It is not possible to predict whether the spread will be positive or negative at any time in the future. Investors in the notes are taking the risk that SOFR CMS30 will be less than SOFR CMS2 by more than 0.50%.

Citigroup Global Markets Holdings Inc.

Historical Information

The rate for SOFR CMS30 at 11:00 a.m. (New York time) on July 27, 2022 was 2.479%. The rate for SOFR CMS2 at 11:00 a.m. (New York time) on July 27, 2022 was 2.992%. As a result, the SOFR CMS spread on July 27, 2022 was -0.513%.

The graph below shows the daily value of the SOFR CMS spread from November 18, 2021 to July 27, 2022. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical values of the SOFR CMS spread as an indication of the future values of the SOFR CMS spread during the term of the notes. Publication of each USD SOFR ICE swap rate began on November 8, 2021, and they therefore have a limited history.

Historical SOFR CMS Spread (%) November 18, 2021 to July 27, 2022

Citigroup Global Markets Holdings Inc.

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Based on market conditions as of the pricing date, the notes will be treated either as "variable rate debt instruments" or "contingent payment debt instruments" for U.S. federal income tax purposes. The Final Pricing Supplement will give further information as to which treatment applies to the notes.

If the notes are treated as variable rate debt instruments, stated interest on the notes will be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the purchase price paid to acquire the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of disposition.

If the notes are treated as contingent payment debt instruments, (i) a U.S. Holder will be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note will be treated as ordinary income.

Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Citigroup Global Markets Holdings Inc.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $2.50 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus. For the avoidance of doubt, the fees and selling concessions described in this pricing supplement will not be rebated if the notes are redeemed prior to maturity.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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